UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                               Register.com, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.0001 Per Share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    75914G101
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Robert S. Hart
                              Mark Cuban Companies
                              5424 Deloache Avenue
                                Dallas, TX 75220
                                 (214) 378-5301

                                 With a Copy to:
                                Robert W. Dockery
                            Jenkens & Gilchrist, P.C.
                          1445 Ross Avenue, Suite 3200
                              Dallas, Texas  75202
                           Telephone:  (214) 855-4500
-------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  JUNE 20, 2005
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  75914G101                                                 Page 2 of 9

1         NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Mark Cuban

2         CHECK THE APPROPRIATE  BOX IF A MEMBER OF A GROUP (See Instructions)

           (a) [_]
           (b) [X]

3         SEC USE ONLY

4         SOURCE OF FUNDS (See Instructions)

          PF

5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)  [_]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.

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NUMBER                7.  SOLE VOTING POWER
OF                        1,300,000
SHARES
BENEFICIALLY          8.  SHARED VOTING POWER
OWNED                     0
BY
EACH                  9.  SOLE DISPOSITIVE POWER
REPORTING                 1,300,000
PERSON
WITH                 10.  SHARED DISPOSITIVE POWER
                          0
-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,200,000

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [_]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.1% (1)

14        TYPE OF REPORTING PERSON (See Instructions)

          IN
_______________
(1) Based on 24,251,426 shares outstanding as of May 23, 2005, as reported in the Form 10-Q of Register.com, Inc. filed on May 27, 2005.

CUSIP No.  75914G101                                                 Page 3 of 9

1         NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          The Mark Cuban Charitable Remainder Unitrust, Martin Woodall as sole trustee

2         CHECK THE APPROPRIATE  BOX IF A MEMBER OF A GROUP (See Instructions)

           (a) [_]
           (b) [X]

3         SEC USE ONLY

4         SOURCE OF FUNDS (See Instructions)

          PF

5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)  [_]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Texas

-------------------------------------------------------------------------------
NUMBER                7.  SOLE VOTING POWER
OF                        900,000
SHARES
BENEFICIALLY          8.  SHARED VOTING POWER
OWNED                     0
BY
EACH                  9.  SOLE DISPOSITIVE POWER
REPORTING                 900,000
PERSON
WITH                 10.  SHARED DISPOSITIVE POWER
                          0
-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,200,000

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [_]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.1% (1)

14        TYPE OF REPORTING PERSON (See Instructions)

          OO
_______________
(1) Based on 24,251,426 shares outstanding as of May 23, 2005, as reported in the Form 10-Q of Register.com, Inc. filed on May 27, 2005.

CUSIP No.  75914G101                                                 Page 4 of 9

                                  SCHEDULE 13D
                                       FOR
           Mark Cuban and The Mark Cuban Charitable Remainder Unitrust


Item 1.  Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share ("Common Stock"), of Register.com, Inc., 575 Eighth Avenue, 8th Floor, New York, New York 10018 (the "Issuer").

Item 2.  Identity and Background

(A) Mark Cuban and The Mark Cuban Charitable Remainder Unitrust jointly file this Schedule 13D.

(B)  The business address of each reporting person is as follows:

     Mark Cuban
     5424 Deloache Avenue
     Dallas, TX  75220

     The Mark Cuban Charitable Remainder Unitrust,
     Martin Woodall as sole trustee
     4428 Park Lane
     Dallas, TX  75220

(C) Mr. Cuban is a private business owner and investor. The Mark Cuban Charitable Remainder Unitrust is a trust in which Mr. Cuban is a beneficiary. Martin Woodall serves as the sole trustee of The Mark Cuban Charitable Remainder Unitrust. Mr. Woodall's principal business address is 4428 Park Lane, Dallas, TX 75220. Mr. Woodall is employed as Vice President of Radical Incubation LP and as Vice President of Radical Ventures LLC, entities owned and controlled by Mr. Cuban. The primary business address for Radical Incubation LP and Radical Ventures LLC is 5424 Deloache Avenue, Dallas, TX 75220.

(D) During the last five years, neither Messrs. Cuban or Woodall nor The Mark Cuban Charitable Remainder Unitrust has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(E) During the last five years, neither Messrs. Cuban or Woodall nor The Mark Cuban Charitable Remainder Unitrust has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in him or it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No.  75914G101                                                 Page 5 of 9

(F) Messrs. Cuban and Woodall are citizens of the U.S.A. The Mark Cuban Charitable Remainder Unitrust is organized under the laws of the State of Texas.

Item 3.  Source and Amount of Funds and Other Consideration

The source and amount of funds or other consideration used by Mark Cuban in acquiring beneficial ownership of the shares of Common Stock is as follows:

Through a personal investment account, the shares of Common Stock were purchased for an aggregate purchase price of $7,954,394 using personal funds of Mr. Cuban.

The source and amount of funds or other consideration used by The Mark Cuban Charitable Remainder Unitrust in acquiring beneficial ownership of shares of Common Stock is as follows:

The shares of Common Stock were purchased for an aggregate purchase price of $6,687,503 using funds held in an investment account of The Mark Cuban Charitable Remainder Unitrust.

Item 4.  Purpose of Transaction

Mr. Cuban and The Mark Cuban Charitable Remainder Unitrust acquired the shares of Common Stock for investment purposes. Mr. Cuban and The Mark Cuban Charitable Remainder Unitrust intend to assess their respective investments in the Issuer from time to time on the basis of various factors, including, without limitation, the Issuer's business, financial condition, results of operations and prospects, general economic, market and industry conditions, as well as other developments and other investment opportunities. Depending upon the foregoing factors or any other factors deemed relevant by Mr. Cuban or The Mark Cuban Charitable Remainder Unitrust, each may acquire additional shares of Common Stock, or dispose of all or part of their shares of Common Stock, in open market transactions, privately negotiated transactions or otherwise. Mr. Cuban currently intends to acquire additional shares of Common Stock in open market transactions, privately negotiated transactions or otherwise, subject to acceptable terms. Any acquisition or disposition may be effected by Mr. Cuban or The Mark Cuban Charitable Remainder Unitrust at any time without prior notice. Mr. Cuban and another shareholder of Issuer have had discussions regarding Mr. Cuban potentially being nominated for election as a director of the Issuer, but Mr. Cuban has not decided whether he would accept the position if it was offered. Mr. Cuban or The Mark Cuban Charitable Remainder Unitrust may engage in communications from time to time with one or more stockholders, officers or directors of the Issuer regarding the Issuer's operating performance, strategic direction or other matters that, if effected, could result in or relate to, among other things, any of the matters set forth in subparagraphs (a) through
(j) of Item 4 of Schedule 13D. Except as described herein, Mr. Cuban or The Mark Cuban Charitable Remainder Unitrust do not have any present plans or intentions that would result in, or relate to, any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No.  75914G101                                                 Page 6 of 9

Item 5.  Interest in Securities of the Issuer

(A) According to the Form 10-Q filed by the Issuer on May 27, 2005, the number of shares of Common Stock outstanding on May 23, 2005, was 24,251,426. As of the date of the filing of this Schedule 13D, Mr. Cuban is the beneficial owner of 1,300,000 shares of Common Stock and The Mark Cuban Charitable Remainder Unitrust is the beneficial owner of 900,000 shares of Common Stock, which, collectively, represents 2,200,000 shares of Common Stock and approximately 9.1% of the shares of Common Stock outstanding.

(B) Mr. Cuban has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 1,300,000 shares of Common Stock. Mr. Cuban is a beneficiary of The Mark Cuban Charitable Remainder Unitrust that holds 900,000 shares, and Mr. Cuban does not have the authority to direct the vote or disposition of these shares. Martin Woodall, as the sole trustee of The Mark Cuban Charitable Remainder Unitrust, has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the 900,000 shares of Common Stock held by The Mark Cuban Charitable Remainder Unitrust. Mr. Cuban may be deemed to have beneficial ownership of the shares held by The Mark Cuban Charitable Remainder Unitrust; however, Mr. Cuban disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

(C) The following table discloses the transactions in shares of Common Stock during the past 60 days by Mr. Cuban and The Mark Cuban Charitable Remainder Unitrust:


                          Type of                     Number           Price
      Date              Transaction                 of Shares        Per Share
-------------------------------------------------------------------------------
     4/21/05      Purchase in open market             36,500           $5.57
                  (Mark Cuban)

     4/22/05      Purchase in open market            100,000           $5.66
                  (Mark Cuban)

     4/26/05      Purchase in open market                116           $5.97
                  (Mark Cuban)

    6/21/2005     Purchase in open market            300,000           $7.45
                  (Mark Cuban)

CUSIP No.  75914G101                                                 Page 7 of 9


                          Type of                     Number           Price
      Date              Transaction                 of Shares        Per Share
-------------------------------------------------------------------------------
     6/10/05      Purchase in open market              20,000          $6.94
                  (The Mark Cuban Charitable
                  Remainder Unitrust)

     6/13/05      Purchase in open market              12,500           $7.03
                  (The Mark Cuban Charitable
                  Remainder Unitrust)

     6/20/05      Purchase in open market             815,000           $7.45
                  (The Mark Cuban Charitable
                  Remainder Unitrust)

     6/21/05      Purchase in open market              52,500           $7.45
                  (The Mark Cuban Charitable
                  Remainder Unitrust)


(D) Mr. Cuban is a beneficiary of The Mark Cuban Charitable Remainder Unitrust, which beneficially owns 900,000 shares of Common Stock. Martin Woodall, as the sole trustee of The Mark Cuban Charitable Remainder Unitrust, has the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of, such shares on behalf of The Mark Cuban Charitable Remainder Unitrust. Mr. Woodall's principal business address is 4428 Park Lane, Dallas, TX 75220. Mr. Woodall is employed as Vice President of Radical Incubation LP and as Vice President of Radical Ventures LLC, entities owned and controlled by Mr. Cuban. The primary business address for Radical Incubation LP and Radical Ventures LLC is 5424 Deloache Avenue, Dallas, TX 75220.

(E)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The information contained in Item 2 and Item 4 is hereby incorporated by reference in response to this Item 6.

Item 7.  Material to Be Filed as Exhibits

         Exhibit 1: Agreement of Joint Filing between Mark Cuban and The Mark Cuban Charitable Remainder Unitrust dated June 29, 2005.

CUSIP No.  75914G101                                                 Page 8 of 9

                                    SIGNATURE

     After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    June 29, 2005                      /s/ MARK CUBAN
                                            -----------------------------------
                                            Mark Cuban


Date:    June 29, 2005                      The Mark Cuban Charitable Remainder
                                            Unitrust


                                            By:  /s/ MARTIN WOODALL
                                            -----------------------------------
                                            Name:    Martin Woodall
                                            Title:   Trustee

CUSIP No.  75914G101                                                 Page 9 of 9

                                                                       EXHIBIT 1

                            Agreement of Joint Filing

     Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the "Statement") to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

     IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated:  June 29, 2005                       /s/ MARK CUBAN
                                            ----------------------------------
                                            Mark Cuban



Dated:  June 29, 2005                       The Mark Cuban Charitable Remainder
                                            Unitrust

                                            By:  /s/ MARTIN WOODALL
                                            -----------------------------------
                                            Name:    Martin Woodall
                                            Title:   Trustee